Consolidated Financial Statements

Years ended December 31, 2025 and 2024

1

Management's responsibility for financial reporting

The accompanying consolidated financial statements, which consolidate the financial results of Sprott Inc. (the "Company"), were prepared by management, who are responsible for the integrity and fairness of all information presented in the consolidated financial statements and management's discussion and analysis ("MD&A") for the years ended December 31, 2025 and 2024. The consolidated financial statements were prepared by management in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Financial information presented in the MD&A is consistent with that in the consolidated financial statements.
In management's opinion, the consolidated financial statements have been properly prepared within reasonable limits of materiality and within the framework of the material accounting policy information summarized in Note 2 of the consolidated financial statements. Management maintains a system of internal controls to meet its responsibilities for the integrity of the consolidated financial statements.
The board of directors of the Company appoints the Company's audit and risk management committee annually. Among other things, the mandate of the audit & risk management committee includes the review of the consolidated financial statements of the Company on a quarterly basis and the recommendation to the board of directors for approval. The audit & risk management committee has access to management and the auditors to review their activities and to discuss the external audit program, internal controls, accounting policies and financial reporting matters.
KPMG LLP performed an independent audit of the consolidated financial statements, as outlined in the auditor's report contained herein. KPMG LLP had, and has, full and unrestricted access to management of the Company, the audit & risk management committee and the board of directors to discuss their audit and related findings and have the right to request a meeting in the absence of management at any time.

Whitney George        Kevin Hibbert, FCPA, FCA
Chief Executive Officer        Co-chief Operating Officer and Chief Financial Officer

February 18, 2026

2

Management's responsibility for financial controls

The management of Sprott Inc. (the “Company”) is responsible for establishing and maintaining adequate internal control over financial reporting, and has designed such internal control over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.
Management has used the Internal Control – Integrated Framework (2013) to evaluate the effectiveness of internal control over financial reporting, which is a recognized and suitable framework developed by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
Management has evaluated the design and operation of the Company's internal control over financial reporting as of December 31, 2025, and has concluded that such internal control over financial reporting is effective. There are no material weaknesses that have been identified by management in this regard.
KPMG LLP, the independent auditors appointed by the shareholders of the Company, who have audited the consolidated financial statements, have also audited internal control over financial reporting and have issued their report below.

Whitney George        Kevin Hibbert, FCPA, FCA
Chief Executive Officer        Co-chief Operating Officer and Chief Financial Officer

February 18, 2026

3

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

         Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Sprott Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Sprott Inc. (the Company) as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders' equity, and cash flows for each of the years then ended, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and its financial performance and its cash flows for each of the years then ended, in conformity with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated February 18, 2026 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

© 2025 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

4

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Valuation of indefinite life fund management contracts

As discussed in note 2 to the consolidated financial statements, an annual test for impairment augments the quarterly impairment indicator assessment of impairment for indefinite life intangibles. The recoverable amounts associated with intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates, and fund flow assumptions which could affect the Company’s future results. As discussed in note 9 to the consolidated financial statements, the Company’s indefinite life fund management contracts totaled $183,116 thousand as of December 31, 2025.

We identified the assessment of the recoverable amounts of the indefinite-life fund management contracts as a critical audit matter. A higher degree of auditor judgment was required to evaluate the significant assumptions, which were determined to be market growth rates, fund flow assumptions and discount rates, used in determining the recoverable amounts. The sensitivity of reasonably possible changes to those assumptions could have had a significant impact on the determination of the recoverable amounts of the indefinite-life fund management contracts.

5

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company’s impairment testing process, including controls over the development of the significant assumptions. We evaluated the Company’s ability to forecast fund flows by comparing historical forecasts to actual results. We evaluated the forecasted fund flows and market growth rates by considering external market and industry outlook data.

We involved valuation professionals with specialized skills and knowledge, who assisted in:

–assessing the discount rates used by management by comparing against discount rate ranges that were developed using publicly available market data and independently developed assumptions; and

–assessing the recoverable amounts determined by management using the forecasted fund flows, market growth rates and discount rates by comparing the implied assets under management (“AUM”) multiple against publicly available AUM multiples for comparable companies.

Chartered Professional Accountants, Licensed Public Accountants

We have served as the Company’s auditor since 2016.

Toronto, Canada
February 18, 2026

6

KPMG LLP
Bay Adelaide Centre
333 Bay Street, Suite 4600
Toronto, ON M5H 2S5
Canada
Tel 416-777-8500
Fax 416-777-8818

         Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors Sprott Inc.:

Opinion on Internal Control Over Financial Reporting

We have audited Sprott Inc.'s (the Company) internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated balance sheets of the Company as of December 31, 2025 and 2024, the related consolidated statements of operations and comprehensive income, changes in shareholders’ equity, and cash flows for the years then ended, and the related notes (collectively, the consolidated financial statements), and our report dated February 18, 2026 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Responsibility for Internal Controls. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

© 2025 KPMG LLP, an Ontario limited liability partnership and a member firm of the KPMG global organization of independent member firms affiliated with KPMG International Limited, a private English company limited by guarantee. All rights reserved.

7

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada
February 18, 2026

8

Consolidated balance sheets

As at		Dec. 31	Dec. 31
(In thousands of U.S. dollars)		2025	2024

Assets
Current
Cash and cash equivalents		123,444	46,834
Fees receivable		46,038	15,393
Short-term investments	(Notes 3 & 12)	640	225
Other assets	(Note 5)	14,261	14,657
Income taxes recoverable		3,357	2,079
Total current assets		187,740	79,188

Co-investments	(Notes 4 & 12)	76,697	72,848
Other assets	(Notes 5 & 12)	34,469	27,279
Property and equipment, net	(Note 8)	21,280	19,185
Intangible assets	(Note 9)	183,116	168,254
Goodwill	(Note 9)	19,149	19,149
Deferred income taxes	(Note 11)	3,328	2,895
		338,039	309,610
Total assets		525,779	388,798

Liabilities and shareholders' equity
Current
Accounts payable and accrued liabilities		13,552	7,605
Compensation payable		81,318	11,829
Income taxes payable		2,668	10,844
Total current liabilities		97,538	30,278

Other accrued liabilities		47,738	22,958
Deferred income taxes	(Note 11)	13,258	11,914
Total liabilities		158,534	65,150

Shareholders' equity
Capital stock	(Note 10)	448,575	450,127
Contributed surplus	(Note 10)	35,057	36,267
Deficit		(33,449)	(67,255)
Accumulated other comprehensive loss		(82,938)	(95,491)
Total shareholders' equity		367,245	323,648
Total liabilities and shareholders' equity		525,779	388,798

Commitments and contingencies	(Note 18)

The accompanying notes form part of the consolidated financial statements

"Ronald Dewhurst"     "Graham Birch"
Director     Director

9

Consolidated statements of operations and comprehensive income

		For the years ended

		Dec. 31	Dec. 31
(In thousands of U.S. dollars, except for per share amounts)		2025	2024

Revenues
Management fees		198,963	155,337
Carried interest and performance fees		54,668	7,319
Commissions		8,482	5,696
Finance income		6,662	8,909
Gain (loss) on investments	(Notes 3, 4 and 5)	15,444	(10)
Co-investment income	(Note 6)	863	1,404
Total revenues		285,082	178,655

Expenses
Compensation	(Note 10)	153,301	75,399
Fund expenses		15,015	12,132
Selling, general and administrative		18,478	18,774
Interest expense		1,222	3,091
Depreciation of property and equipment	(Note 8)	2,477	2,221
Foreign exchange (gain) loss		4,231	(1,388)
Other (income) and expenses	(Note 7)	—	(580)
Total expenses		194,724	109,649

Income before income taxes		90,358	69,006
Provision for income taxes	(Note 11)	23,013	19,712
Net income for the year		67,345	49,294

Net income per share:
Basic	(Note 10)	2.61	1.94
Diluted	(Note 10)	2.61	1.91

Net income for the year		67,345	49,294

Other comprehensive income (loss)
Items that may be reclassified subsequently to profit or loss
Foreign currency translation gain (loss) (taxes of $Nil)		12,553	(20,553)
Total other comprehensive income (loss)		12,553	(20,553)
Comprehensive income		79,898	28,741

The accompanying notes form part of the consolidated financial statements

10

Consolidated statements of changes in shareholders' equity

(In thousands of U.S. dollars, other than number of shares)		Number of shares outstanding	Capital stock	Contributed surplus	Deficit	Accumulated other comprehensive income (loss)	Total equity

At Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648
Shares released on equity incentive plans	(Note 10)	—	—	(1,283)	—	—	(1,283)
Shares acquired and canceled under normal course issuer bid	(Note 10)	(28,601)	(1,552)	—	—	—	(1,552)
Foreign currency translation gain (loss)		—	—	—	—	12,553	12,553
Stock-based compensation	(Note 10)	—	—	73	—	—	73
Dividends declared	(Note 14)	—	—	—	(33,539)	—	(33,539)
Net income		—	—	—	67,345	—	67,345
Balance, Dec. 31, 2025		25,786,258	448,575	35,057	(33,449)	(82,938)	367,245

At Dec. 31, 2023		25,410,151	434,764	35,281	(89,402)	(74,938)	305,705
Shares acquired for equity incentive plan	(Note 10)	(26,321)	(963)	—	—	—	(963)
Shares issued and released on equity incentive plans	(Note 10)	479,211	18,348	(16,628)	—	—	1,720
Shares acquired and canceled under normal course issuer bid	(Note 10)	(48,182)	(2,022)	—	—	—	(2,022)
Foreign currency translation gain (loss)		—	—	—	—	(20,553)	(20,553)
Stock-based compensation	(Note 10)	—	—	17,614	—	—	17,614
Dividends declared		—	—	—	(27,147)	—	(27,147)
Net income		—	—	—	49,294	—	49,294
Balance, Dec. 31, 2024		25,814,859	450,127	36,267	(67,255)	(95,491)	323,648

The accompanying notes form part of the consolidated financial statements

11

Consolidated statements of cash flows

	For the years ended

	Dec. 31	Dec. 31
(In thousands of U.S. dollars)	2025	2024

Operating activities
Net income for the year	67,345	49,294
Add (deduct) non-cash items:
(Gain) loss on investments	(15,444)	10
Stock-based compensation	73	17,614
Depreciation of property and equipment	2,477	2,221
Deferred income tax expense	465	1,971
Current income tax expense	22,548	17,741
Other items	(505)	(2,576)
Income taxes paid	(31,962)	(8,374)
Changes in:
Fees receivable	(30,645)	(7,912)
Other assets	(3,873)	(5,060)
Accounts payable, accrued liabilities and compensation payable	87,211	4,223
Cash provided by (used in) operating activities	97,690	69,152

Investing activities
Purchase of investments	(7,942)	(13,405)
Sale of investments	19,119	43,694
Purchase of property and equipment	(1,852)	(1,868)
Management contract consideration	—	(3,906)
Cash provided by (used in) investing activities	9,325	24,515

Financing activities
Acquisition of common shares for equity incentive plan	—	(963)
Acquisition of common shares under normal course issuer bid	(1,552)	(2,022)
Repayment of lease liabilities	(1,214)	(1,342)
Contributions from non-controlling interest	3,045	(1,462)
Advances from loan facility	—	6,440
Repayments of loan facility	—	(30,677)
Dividends paid	(33,539)	(27,147)
Cash provided by (used in) financing activities	(33,260)	(57,173)
Effect of foreign exchange on cash balances	2,855	(10,318)
Net increase (decrease) in cash and cash equivalents during the year	76,610	26,176
Cash and cash equivalents, beginning of the year	46,834	20,658
Cash and cash equivalents, end of the year	123,444	46,834
Cash and cash equivalents:
Cash	118,230	43,214
Short-term deposits	5,214	3,620
	123,444	46,834

The accompanying notes form part of the consolidated financial statements

12

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
1 Corporate information
Sprott Inc. (the "Company") was incorporated under the Business Corporations Act (Ontario) on February 13, 2008. Its registered office is at Royal Bank Plaza, South Tower, 200 Bay Street, Suite 2600, Toronto, Ontario M5J 2J1.

2 Summary of material accounting policy information
Statement of compliance
These annual audited consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") in effect as at December 31, 2025 as issued by the International Accounting Standards Board ("IASB").
Compliance with IFRS requires the Company to exercise judgment and make estimates and assumptions that effect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may vary.
The financial statements have been authorized for issue by a resolution of the board of directors of the Company on February 18, 2026 and include all subsequent events up to that date.
Basis of presentation
These financial statements have been prepared on a going concern basis and on a historical cost basis, except for certain financial instruments classified as fair value through profit or loss ("FVTPL") and which are measured at fair value to the extent required or permitted under IFRS and as set out in the relevant accounting policies. The financial statements are presented in U.S. dollars and all values are rounded to the nearest thousand ($000), except when indicated otherwise.
Principles of consolidation
These financial statements of the Company are prepared on a consolidated basis so as to include the accounts of all limited partnerships and corporations the Company is deemed to control under IFRS. Controlled limited partnerships and corporations ("subsidiaries") are consolidated from the date the Company obtains control. All intercompany balances with subsidiaries are eliminated upon consolidation. Subsidiary financial statements are prepared for the same reporting period as the Company and are based on accounting policies consistent with that of the Company.
The Company consolidates interest in its funds or subsidiaries if the Company has control over the entity. Control exists if the Company has power over the entity, exposure or rights to variable returns from its involvement with the entity and the ability to use its power over the entity to affect the amount of returns the Company receives. In many, but not all instances, control will exist when the Company owns more than one half of the voting rights of a corporation, or is the sole limited and general partner of a limited partnership.
The Company records third-party interest in the funds which do not qualify to be equity due to redeemable or limited life features, as non-controlling interest liabilities. Such interests are initially recognized at fair value, with any changes recorded in the co-investment income line of the consolidated statements of operations and comprehensive income.

13

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
The Company currently controls the following principal subsidiaries:
•Sprott Asset Management LP ("SAM");
•Sprott U.S. Holdings Inc. ("SUSHI"), parent of: (1) SGRIL Holdings Inc. ("SGRIL Holdings"); (2) Sprott Global Resource Investments Ltd. ("SGRIL"); (3) Sprott Asset Management USA Inc. ("SAM US"); and (4) Resource Capital Investment Corporation ("RCIC"). Collectively, the interests of SUSHI are referred to as "US entities" in these financial statements;
•Sprott Resource Streaming and Royalty Corporation and Sprott Private Resource Streaming and Royalty (Management) Corp. ("SRSR"); and
•Sprott Resource Lending Corp. ("SRLC")

Cash and cash equivalents
Cash and cash equivalents consist of cash on deposit with banks and with carrying brokers, which are not subject to restrictions, and short-term interest bearing notes and treasury bills with a term to maturity of less than three months from the date of purchase.
Investments
Investments include equity kickers received as consideration during private strategies, managed equities and broker-dealer activities as well as investments in private companies and are measured at FVTPL.
Co-investments
Co-investments are investments the Company makes alongside clients of the various fund strategies it manages to demonstrate the commitment and confidence the Company has in investment strategies that they promote and operate. Included in co-investments are the Company's investment in the fund products previously managed by its non-core asset management business domiciled in Korea.
Financial instruments
Classification and measurement of financial assets
Financial assets are measured on initial recognition at fair value, and are classified and subsequently measured at FVTPL, amortized cost or fair value through other comprehensive income ("FVOCI").
Financial assets are measured at amortized cost if the contractual terms of the instrument give rise to cash flows that are solely payments of principal and interest on the principal amount outstanding and it is held within a business model whose objective is to hold assets to collect contractual cash flows.
All financial assets that are not measured at amortized cost or FVOCI are measured at FVTPL. This includes all derivative financial assets the Company may hold.

14

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Valuation of investments
Investments include public equities, share purchase warrants, mutual funds, private holdings and alternative investment strategies, while co-investments are investments held in the funds managed or previously managed by the Company. Public equities, share purchase warrants and fixed income securities are measured at fair value and are accounted for on a trade-date basis. Mutual fund and alternative investment strategy investments which are included within co-investments are valued using the net asset value per unit of the fund, which represents the underlying net assets at fair values determined using closing market prices. These investments are generally made in the process of launching a new fund and are redeemed (if open-end) or sold (if closed-end) as third party investors subscribe. The balance represents the Company's maximum exposure to loss associated with the investments. Private holdings include private company investments which are classified as FVTPL and carried at fair value based on the value of the Company's interests from financial information provided by management of the private companies, which may include operating results, subsequent rounds of financing and other appropriate information. Any change in fair value is recognized in gain (loss) on investments on the consolidated statements of operations and comprehensive income.
Fair value hierarchy
All financial instruments recognized at fair value in the consolidated balance sheets are classified into three fair value hierarchy levels as follows:
•Level 1: valuation based on quoted prices (unadjusted) observed in active markets for identical assets or liabilities;
•Level 2: valuation techniques based on inputs that are quoted prices of similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices used in a valuation model that are observable for that instrument; and inputs that are derived from or corroborated by observable market data by correlation or other means; and
•Level 3: valuation techniques with significant unobservable market inputs.
The Company will transfer financial instruments into or out of levels in the fair value hierarchy on the reporting date to the extent the instrument no longer satisfies the criteria for inclusion in the category in question. Level 3 valuations are prepared by the Company and reviewed and approved by management at each reporting date. Valuation results, including the appropriateness of model inputs, are compared to actual market transactions to the extent readily available. Valuations of level 3 assets are also discussed with the Audit and Risk Management Committee as deemed necessary by the Company.
Offsetting of financial instruments
Financial assets and financial liabilities are offset and the net amount reported on the consolidated balance sheets if there is a currently enforceable legal right to offset the recognized amounts and there is an intention to settle on a net basis, or to realize the assets and settle the liabilities simultaneously.
Impairment of financial assets
Expected credit losses are a probability-weighted estimate of future credit losses. Credit losses are measured as the present value of the difference between the cash flows due to the Company in accordance with the contract and the cash flows the Company expects to receive.

15

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Recognition of income and related expenses
The Company receives variable consideration in the form of management fees, which are allocated to distinct time periods in which the management services are being provided. Management fees are recognized when they are no longer susceptible to market factors and no longer subject to a significant reversal in revenue.
The Company may also earn variable consideration in the form of carried interest and performance fees. These fees are recognized when they are no longer susceptible to market factors or subject to significant reversal in revenue, which is determined subject to agreements with the underlying funds. Carried interest and performance fee payments made in advance of the recognition of revenue are capitalized as part of Other assets and expensed once the revenue criteria above is met. The carried interest and performance fee prepaid asset is tested for impairment at each reporting date.
Commission income is recognized when the related services are rendered and no longer subject to a significant reversal in revenue.
Finance income, which includes income distributions from private strategies LP units the Company holds and interest income from cash on hand and brokerage client accounts, is recognized on an accrual basis using the effective interest method. Under the effective interest method, the interest rate realized is not necessarily the same as the stated rate in the loan or debenture documents. The effective interest rate is the rate required to discount the future value of all loan or debenture cash flows to their present value and is adjusted for the receipt of cash and non-cash items in connection with the loan.
Costs related to obtaining a contract with clients ("placement fees") are amortized on a systematic basis related to the transfer of services to those clients.
Costs incurred on behalf of investment products that are not recoverable are included in Fund expenses on the statement of operations. Costs incurred on behalf of investment products that are recoverable are included in Fund recoveries within Other assets.
Property and equipment
Property and equipment are recorded at cost and are amortized on either a straight-line or a declining balance basis over the expected useful life which ranges from 1 to 5 years or in the case of leasehold improvements over the term of the lease. Artwork is not amortized since it does not have a determinable useful life. The residual values, useful life and methods of amortization for property and equipment are reviewed at each reporting date and adjusted prospectively, if necessary. Any loss resulting from the impairment of property and equipment is expensed in the period the impairment is identified.
Intangible assets
Intangible assets other than goodwill are recognized when they are separable or arise from contractual or other legal rights, and have fair values that can be reliably measured.
Intangible assets that are purchased are measured at the acquisition date and include the fair value of considerations transferred, and include an estimate for contingent consideration where applicable.
Intangible assets with indefinite useful lives are not amortized, but are assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value is greater than its recoverable amount. In addition to impairment indicator assessments, indefinite life intangibles must be tested annually for impairment. The indefinite life assessment of an intangible asset is reviewed annually to determine whether the indefinite life assessment continues to be supportable. If no longer supportable, changes in useful life from indefinite to finite are made prospectively.
Any loss resulting from the impairment of intangible assets is expensed in the period the impairment is identified. Any gain resulting from an impairment reversal of intangible assets is recognized in the period the impairment reversal is identified but cannot exceed the carrying amount that would have been determined (net of amortization and impairment) had no impairment loss been recognized for the intangible asset in prior periods.

16

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Business combinations and goodwill
The purchase price of an acquisition accounted for under the acquisition method is allocated based on the fair values of the net identifiable assets acquired. The excess of the purchase price over the fair values of such identifiable net assets is recorded as goodwill.
Goodwill, which is measured at cost less any accumulated impairment losses, is not amortized, but rather, is assessed for impairment indicators at each reporting date, or more frequently if changes in circumstances indicate that the carrying value may be impaired. In addition to quarterly impairment indicator assessments, goodwill must be tested annually for impairment. For the purpose of impairment testing, goodwill is allocated to each of the Company's cash generating units ("CGUs") that are expected to benefit from the acquisition. The recoverable amount of a CGU is compared to its carrying value plus any goodwill allocated to the CGU. If the recoverable amount of a CGU is less than its carrying value plus allocated goodwill, an impairment charge is recognized, first against the carrying value of the goodwill, with any remaining difference being applied against the carrying value of assets contained in the impacted CGUs. Impairment losses on goodwill are recorded in the consolidated statements of operations and comprehensive income and cannot be subsequently reversed.
Income taxes
Income tax is comprised of current and deferred tax.
Income tax is recognized in the consolidated statements of operations and comprehensive income except to the extent that it relates to items recognized directly in other comprehensive income or elsewhere in equity, in which case, the related taxes are also recognized in other comprehensive income (loss) or elsewhere in equity.
Deferred taxes are recognized using the liability method for temporary differences that exist between the carrying amounts of assets and liabilities in the consolidated balance sheets and the amounts attributed to such assets and liabilities for tax purposes. Deferred tax assets and liabilities are determined based on the enacted or substantively enacted tax rates that are expected to apply when the differences related to the assets or liabilities reported for tax purposes are expected to reverse in the future. Deferred tax assets are recognized only when it is probable that sufficient taxable profits will be available or taxable temporary differences reversing in future periods against which deductible temporary differences may be utilized.
Deferred tax liabilities are not recognized on the following temporary differences:
•Temporary differences on the initial recognition of assets and liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss;
•Taxable temporary differences related to investments in subsidiaries, associates or joint ventures or joint operations to the extent they are controlled by the Company and they will not reverse in the foreseeable future; and
•Taxable temporary differences arising on the initial recognition of goodwill.
The Company records a provision for uncertain tax positions if it is probable that the Company will have to make a payment to tax authorities upon their examination of a tax position. This provision is measured at the Company's best estimate of the amount expected to be paid. Provisions are reversed to income in the period in which management assesses they are no longer required or determined by statute.
The measurement of tax assets and liabilities requires an assessment of the potential tax consequences of items that can only be resolved through agreement with the tax authorities. While the ultimate outcome of such tax audits and discussions cannot be determined with certainty, management estimates the level of provisions required for both current and deferred taxes.

17

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Share-based payments
The Company issues restricted stock unit ("RSUs") to employees and deferred stock units ("DSUs") to directors.
For both cash-settled RSUs and DSUs, share-based expense is recognized over the vesting period with the recognition of a corresponding liability. The expensing of RSUs requires the use of graded vesting. The liabilities related to cash-settled equity incentives are remeasured at each reporting date based on the underlying stock price of Sprott Inc. shares, with changes in fair value being recognized within compensation expense.
Earnings per share
Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period.
Diluted earnings per share is computed by dividing net income by the weighted average number of common shares outstanding during the period, after applying the treasury stock method to determine the dilutive impact, if any, of stock options and unvested shares purchased for the Trust. The treasury stock method determines the number of incremental common shares by assuming that the number of dilutive securities the Company has granted to employees have been issued.
Lease commitments
The Company recognizes a right-of-use asset and a lease liability as at the lease commencement date. The right-of-use asset is initially measured at cost and subsequently at cost less any accumulated depreciation and impairment. The lease liability is initially measured at the present value of future lease payments over the anticipated lease term, discounted using the Company's incremental borrowing rate. The right-of-use asset is presented in the Property and equipment line of the consolidated balance sheets and the short and long-term portions of the lease liability are presented in the Accounts payable and accrued liabilities line and Other accrued liabilities line, respectively, of the consolidated balance sheets. The Company used the practical expedient when applying IFRS 16, Leases for short-term leases under 12 months and low-value assets such as IT equipment, with lease payments being expensed as they are incurred.
Foreign currency translation
Accounts in the financial statements of the Company's subsidiaries are measured using their functional currency, being the currency of the primary economic environment in which the entity operates. The Canadian dollar is the functional currency of the Company. The effects of foreign currency conversion are included in the Foreign exchange (gain) loss line on the statement of operations. The Canadian dollar is also the functional currency of all its subsidiaries, with the exception of U.S. entities, which use the U.S. dollar as their functional currency. Accordingly, the assets and liabilities of U.S. entities are translated into Canadian dollars using the rate in effect on the date of the consolidated balance sheets. Revenue and expenses are translated at the average rate over the reporting period. Foreign currency translation gains and losses arising from the Company's translation of its net investment in U.S. entities companies, including goodwill and the identified intangible assets, are included in accumulated other comprehensive income or loss as a separate component within shareholders' equity until there has been a realized reduction in the value of the underlying investment. The Company's presentation currency is the U.S. dollar, and as such, all assets and liabilities are translated using the exchange rate as at the reporting date, while equity transactions are translated at the historical exchange rate at the date of the transaction. The statement of operations has been translated at the average exchange rate of the reporting period. Exchange differences arising on translation are presented in the accumulated other comprehensive loss line in shareholders' equity on the balance sheet.

18

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Significant accounting judgments and estimates
The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are described below. The Company based its assumptions and estimates on parameters available when these financial statements were prepared. Existing circumstances and assumptions about future developments may change due to market changes or circumstances arising beyond the control of the Company. Such changes are reflected in the assumptions and estimates as they occur.
Impairment of goodwill and intangible assets
All indefinite life intangible assets and goodwill are assessed for impairment, however, finite life intangibles are only tested for impairment to the extent indications of impairment exist at time of a quarterly assessment. In the case of goodwill and indefinite life intangibles, an annual test for impairment augments the quarterly impairment indicator assessments. The recoverable amounts associated with goodwill and intangibles involve estimates and assumptions, including those with respect to future cash inflows and outflows, discount rates and asset lives, and are determined using the value-in-use method. These estimates require significant judgment regarding market growth rates, discount rates and fund flow assumptions which could affect the Company's future results if estimates of future performance and fair value change.
Investments in other entities
IFRS 10 Consolidated Financial Statements ("IFRS 10") and IAS 28 Investments in Associates and Joint Ventures ("IAS 28") provide for the use of judgment in determining whether an investee should be included within the consolidated financial statements of the Company and on what basis (subsidiary, joint venture or associate). Significant judgment is applied in evaluating facts and circumstances relevant to the Company and investee, including: (1) the extent of the Company's direct and indirect interests in the investee; (2) the level of compensation to be received from the investee for management and other services provided to it; (3) "kick out rights" available to other investors in the investee; and (4) other indicators of the extent of power that the Company has over the investee.
Fair value of financial instruments
When the fair value of financial assets and financial liabilities recorded in the consolidated balance sheets cannot be derived from active markets, they are determined using valuation techniques and models. Model inputs are taken from observable markets where possible, but where this is not feasible, unobservable inputs may be used. These unobservable inputs include, but are not limited to, projected cash flows, discount rates, comparable recent transactions and volatility of underlying securities in warrant valuations. The use of unobservable inputs can involve significant judgment and materially affect the reported fair value of financial instruments.
Future Changes in Accounting Policies
IFRS 18 Presentation and disclosure in financial statements ("IFRS 18")
In April 2024, the International Accounting Standards Board (IASB) issued IFRS 18, which replaces IAS 1 Presentation of Financial Statements. IFRS 18 introduces changes with how an entity presents its consolidated statement of operations, including mandatory totals and subtotals, as well as classification of income and expenses into five categories: operating, investing, financing, income taxes and discontinued operations. IFRS 18 also requires additional disclosure around management-defined performance measures.
IFRS 18 is effective for the Company’s fiscal year beginning on January 1, 2027 and will be applied retrospectively. The Company is currently assessing the impacts of the conversion to IFRS 18.

19

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
3 Short-term investments
Primarily consist of equity investments in public entities the Company receives as consideration during private strategies, managed equities and broker-dealer activities (in thousands $):

	Classification and measurement criteria	Dec. 31, 2025	Dec. 31, 2024

Public equities and share purchase warrants	FVTPL	640	225
Total short-term investments		640	225

Gains (losses) on financial assets and liabilities classified at FVTPL of $0.4 million for the year ended December 31, 2025 (year ended December 31, 2024 - $(0.3) million) are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

4 Co-investments
Consists of the following (in thousands $):

	Classification and measurement criteria	Dec. 31, 2025	Dec. 31, 2024

Co-investments in funds (1)	FVTPL	76,697	72,848
Total co-investments		76,697	72,848
(1) Includes investments in funds managed and previously managed by the Company.

Gains (losses) on co-investments of $15.1 million for the year ended December 31, 2025 (year ended December 31, 2024 - $0.8 million) are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.

20

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
5 Other assets and non-controlling interest
Other assets
Consist of the following (in thousands $):

	Dec. 31, 2025	Dec. 31, 2024

Assets attributable to non-controlling interest	16,918	13,934
Advance on unrealized carried interest	11,812	7,750
Fund recoveries and investment receivables	10,312	10,071
Private holdings (1)	4,311	4,371
Prepaid expenses	4,145	4,158
Other (2)	1,232	1,652
Total other assets	48,730	41,936
(1) Private holdings are financial instruments classified at FVTPL. Gains and losses are included in the gain (loss) on investments line in the consolidated statements of operations and comprehensive income.
(2) Includes miscellaneous third-party receivables.

Non-controlling interest assets and liabilities
Non-controlling interest consists of third-party interest in the Company's co-investments that are consolidated. Assets attributable to non-controlling interest represent the underlying investments in the funds. The following table provides a summary of amounts attributable to this non-controlling interest (in thousands $):

	Dec. 31, 2025	Dec. 31, 2024

Assets	16,918	13,934
Liabilities - current (1)	(29)	(90)
Liabilities - long-term (1)	(16,889)	(13,844)
(1) Current and long-term liabilities attributable to non-controlling interest are included in accounts payable and accrued liabilities and other accrued liabilities, respectively.

21

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
6 Co-investment income

	For the years ended
	Dec. 31, 2025	Dec. 31, 2024

Co-investment income	863	1,404
Income attributable to non-controlling interest	4,898	(380)
Expense attributable to non-controlling interest	(4,898)	380
Total co-investment income	863	1,404

7 Other (income) and expenses

	For the years ended
	Dec. 31, 2025	Dec. 31, 2024

Revaluation of contingent consideration	—	(580)
Total other (income) and expenses	—	(580)

22

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
8 Property and equipment
Consist of the following (in thousands $):

	Artwork	Furniture and fixtures	Computer hardware and software	Leasehold improvements	Right of use assets	Total

Cost
At Dec. 31, 2023	7,259	2,790	3,096	6,521	11,335	31,001
Additions	—	412	272	1,184	10,101	11,969
Net exchange differences	(582)	(301)	(319)	(533)	(1,295)	(3,030)
At Dec. 31, 2024	6,677	2,901	3,049	7,172	20,141	39,940
Additions	27	57	352	1,416	1,650	3,502
Disposals (1)	—	—	—	—	(1,580)	(1,580)
Net exchange differences	336	125	133	357	951	1,902
At Dec. 31, 2025	7,040	3,083	3,534	8,945	21,162	43,764

Accumulated depreciation
At Dec. 31, 2023	—	(2,506)	(2,825)	(5,268)	(9,546)	(20,145)
Depreciation charge for the year	—	(112)	(177)	(275)	(1,657)	(2,221)
Net exchange differences	—	270	291	408	642	1,611
At Dec. 31, 2024	—	(2,348)	(2,711)	(5,135)	(10,561)	(20,755)
Depreciation charge for the year	—	(127)	(308)	(405)	(1,637)	(2,477)
Disposals (1)	—	—	—	—	1,580	1,580
Net exchange differences	—	(100)	(113)	(245)	(374)	(832)
At Dec. 31, 2025	—	(2,575)	(3,132)	(5,785)	(10,992)	(22,484)

Net book value at:
Dec. 31, 2024	6,677	553	338	2,037	9,580	19,185
Dec. 31, 2025	7,040	508	402	3,160	10,170	21,280
(1) Relates to the expiry of a lease.

23

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
9 Goodwill and intangible assets
Consist of the following (in thousands $):

	Goodwill	Fund management contracts (indefinite life)	Total
Cost
At Dec. 31, 2023	132,251	182,902	315,153
Net exchange differences	—	(14,648)	(14,648)
At Dec. 31, 2024	132,251	168,254	300,505
Additions (1)	—	6,468	6,468
Net exchange differences	—	8,394	8,394
At Dec. 31, 2025	132,251	183,116	315,367

Impairment
At Dec. 31, 2023	(113,102)	—	(113,102)
Impairment charge for the year	—	—	—
At Dec. 31, 2024	(113,102)	—	(113,102)
Impairment charge for the year	—	—	—
At Dec. 31, 2025	(113,102)	—	(113,102)

Net book value at:
At Dec. 31, 2024	19,149	168,254	187,403
At Dec. 31, 2025	19,149	183,116	202,265
(1) See "Indefinite life fund management contracts" on page 25 for more details.

24

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Goodwill
The Company has identified 4 cash generating units ("CGU") as follows:
•Exchange listed products
•Managed equities
•Private strategies
•Corporate
As at December 31, 2025, the Company had allocated $19.1 million (December 31, 2024 - $19.1 million) of goodwill between the exchange listed products CGU ($17.9 million) and the managed equities CGU ($1.2 million). Goodwill was allocated on a relative value approach basis.
Indefinite life fund management contracts
As at December 31, 2025, the Company had indefinite life intangibles related to fund management contracts of $183.1 million (December 31, 2024 - $168.3 million). These contracts are held within the exchange listed products and managed equities CGUs. The addition of $6.5 million in the second quarter of the year was related to the remeasurement of a provision related to a historical acquisition.
Impairment assessment of goodwill and indefinite life fund management contracts
In the normal course, goodwill and indefinite life fund management contracts are tested for impairment once per annum, which for the Company is during the fourth quarter of each year or earlier if there are indicators of impairment. As part of the Company’s annual impairment testing process, the recoverable amounts associated with goodwill and indefinite life fund management contracts are calculated based on a five year value-in-use model with a terminal multiple. The value-in-use model estimates future earnings based on: (1) market growth rates, including external pricing estimates for commodities (gold, silver and uranium) and/or analyst price forecasts for the underlying equity indices and (2) fund flow assumptions based on historical experience. These inputs are used to estimate future cash flows which are discounted at 9.73% and compared to the carrying value of the CGUs and the intangible assets. During the annual impairment testing process, there was no impairment in either the exchange listed products or the managed equities CGUs.

25

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
10 Shareholders' equity
Capital stock and contributed surplus
The authorized and issued share capital of the Company consists of an unlimited number of common shares, without par value.

	Number of shares	Stated value (in thousands $)

At Dec. 31, 2023	25,410,151	434,764
Shares acquired for equity incentive plan	(26,321)	(963)
Shares issued and released on equity incentive plans	479,211	18,348
Shares acquired and canceled under normal course issuer bid	(48,182)	(2,022)
At Dec. 31, 2024	25,814,859	450,127
Shares acquired and canceled under normal course issuer bid	(28,601)	(1,552)
At Dec. 31, 2025	25,786,258	448,575
Contributed surplus consists of stock option expense, earn-out shares expense, equity incentive plans' expense, and additional purchase consideration.

Stated value (in thousands $)

At Dec. 31, 2023	35,281
Released on equity incentive plans	(16,628)
Stock-based compensation	17,614
At Dec. 31, 2024	36,267
Released on equity incentive plans	(1,283)
Stock-based compensation	73
At Dec. 31, 2025	35,057

26

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Equity incentive plans
In the first quarter of the year, the Company implemented a cash-settled RSU plan to replace the existing equity-settled plans for Canadian and U.S. employees. Under the new plan, employees are granted cash-settled RSUs. These cash-settled RSUs will vest over a period of up to three years and on each vest date, assuming the vesting criteria is met, the cash value of the RSUs will be paid out to employees. The Company granted 976,550 cash-settled RSUs during the twelve months ended December 31, 2025 (year ended December 31, 2024 - nil).
Under the Company's legacy equity plans, as of December 31, 2025, there were nil unvested shares held in the Sprott Inc. 2011 Employee Profit Sharing Plan Trust (the "Trust") (December 31, 2024 - nil). There were no equity-settled RSUs granted during the year ended December 31, 2025 (year ended December 31, 2024 - nil). There are 12,500 options outstanding (December 31, 2024 - 12,500) with a weighted average exercise price of CAD$27.30 and 0.4 years (December 31, 2024 - 1.4 years) remaining on their contractual life.
The Company recorded stock-based compensation of $75.5 million during the year ended December 31, 2025 (year ended December 31, 2024 - $18.8 million).

Basic and diluted earnings per share
The following table presents the calculation of basic and diluted earnings per common share:

	For the years ended
	Dec. 31, 2025	Dec. 31, 2024

Numerator (in thousands $):
Net income - basic and diluted	67,345	49,294

Denominator (number of shares in thousands):
Weighted average number of common shares	25,799	25,858
Weighted average number of unvested shares in the Trust	—	(432)
Weighted average number of common shares - basic	25,799	25,426
Weighted average number of dilutive stock options	13	13
Weighted average number of unvested shares under equity incentive plan	6	437
Weighted average number of common shares - diluted	25,818	25,876

Net income per common share
Basic	2.61	1.94
Diluted	2.61	1.91

27

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Capital management
The Company's objectives when managing capital are:
•to meet regulatory requirements and other contractual obligations;
•to safeguard the Company's ability to continue as a going concern so that it can continue to provide returns to shareholders;
•to provide financial flexibility to fund possible acquisitions;
•to provide adequate seed capital for the Company's new product offerings; and
•to provide an adequate return to shareholders through growth in assets under management, growth in management fees, carried interest and performance fees and return on the Company's invested capital that will result in dividend payments to shareholders.
The Company's capital is comprised of equity, including capital stock, contributed surplus, retained earnings (deficit) and accumulated other comprehensive income (loss). SAM is a registrant of the Ontario Securities Commission ("OSC") and SGRIL is a member of the Financial Industry Regulatory Authority ("FINRA"). As a result, all of these entities are required to maintain a minimum level of regulatory capital. To ensure compliance, management monitors regulatory and working capital on a regular basis. SAM US and RCIC are registered with the U.S. Securities and Exchange Commission ("SEC") . As at December 31, 2025 and 2024, all entities were in compliance with their respective capital requirements.

28

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
11     Income taxes
Taxes calculated on the Company's earnings differs from the theoretical amount that would arise using the weighted average tax rate applicable to earnings of the Company as follows (in thousands $):

	For the years ended
	Dec. 31, 2025	Dec. 31, 2024

Income before income taxes	90,358	69,006

Tax calculated at domestic tax rates applicable to profits in the respective countries	23,001	18,466
Tax effects of:
Non-deductible stock-based compensation	545	676
Non-taxable capital (gains) and losses	(319)	(279)
Adjustments in respect to previous years	(251)	578
Temporary differences not currently utilized and (not benefited previously)	(221)	(68)
Rate differences and other	258	339
Tax provision	23,013	19,712
The weighted average statutory tax rate was 25.5% (December 31, 2024 - 26.8%).

The major components of income tax expense are as follows (in thousands $):

	For the years ended
	Dec. 31, 2025	Dec. 31, 2024

Current income tax expense
Based on taxable income of the current period	22,863	17,134
Adjustments in respect to previous years	(315)	607
Total current income tax expense	22,548	17,741

Deferred income tax expense
Origination and reversal of temporary differences	401	2,000
Adjustments in respect to previous years	64	(29)
Total deferred income tax expense	465	1,971
Income tax expense reported in the consolidated statements of operations	23,013	19,712

29

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Deferred tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future taxable profits is probable. The ability to realize the tax benefits of these losses is dependent upon a number of factors, including the future profitability of operations in the jurisdictions in which the tax losses arose. The movement in significant components of the Company's deferred income tax assets and liabilities is as follows (in thousands $):

For the year ended December 31, 2025

	Dec. 31, 2024	Recognized in income	Exchange rate differences	Dec. 31, 2025
Deferred income tax assets
Stock-based compensation	7,112	3,974	428	11,514
Non-capital and capital losses	3,351	508	154	4,013
Lease liabilities and other	2,710	153	79	2,942
Total deferred income tax assets	13,173	4,635	661	18,469

Deferred income tax liabilities
Fund management contracts	17,009	1,385	881	19,275
Unrealized gains (losses)	400	2,518	34	2,952
Advance on unrealized carried interest	2,054	954	122	3,130
Fixed assets and other	2,729	243	70	3,042
Total deferred income tax liabilities	22,192	5,100	1,107	28,399
Net deferred income tax assets (liabilities) (1)	(9,019)	(465)	(446)	(9,930)

For the year ended December 31, 2024

	Dec. 31, 2023	Recognized in income	Exchange rate differences	Dec. 31, 2024
Deferred income tax assets
Stock-based compensation	7,018	691	(597)	7,112
Non-capital and capital losses	4,179	(517)	(311)	3,351
Lease liabilities and other	591	2,243	(124)	2,710
Total deferred income tax assets	11,788	2,417	(1,032)	13,173

Deferred income tax liabilities
Fund management contracts	16,839	1,597	(1,427)	17,009
Unrealized gains (losses)	958	(504)	(54)	400
Advance on unrealized carried interest	1,196	1,001	(143)	2,054
Fixed assets and other	549	2,294	(114)	2,729
Total deferred income tax liabilities	19,542	4,388	(1,738)	22,192
Net deferred income tax assets (liabilities) (1)	(7,754)	(1,971)	706	(9,019)
(1) Deferred tax assets of $3.3 million (December 31, 2024 - $2.9 million) and deferred tax liabilities of $13.3 million (December 31, 2024- $11.9 million) are presented on the balance sheet net by legal jurisdiction.

30

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
12     Fair value measurements
The following tables present the Company's recurring fair value measurements within the fair value hierarchy. The Company did not have non-recurring fair value measurements as at December 31, 2025 and December 31, 2024 (in thousands $).

Short-term investments

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	578	62	—	640
Total recurring fair value measurements	578	62	—	640

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Public equities and share purchase warrants	172	47	6	225
Total recurring fair value measurements	172	47	6	225

Co-investments

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Co-investments (1)	14,735	61,962	—	76,697
Total recurring fair value measurements	14,735	61,962	—	76,697

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Co-investments (1)	5,511	67,337	—	72,848
Total recurring fair value measurements	5,511	67,337	—	72,848
(1) Co-investments also include investments made in funds which the Company consolidates that directly hold publicly traded equities, precious metals or critical materials.

31

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Other assets

Dec. 31, 2025	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,311	4,311
Assets attributable to non-controlling interest	—	16,918	—	16,918
Total recurring fair value measurements	—	16,918	4,311	21,229

Dec. 31, 2024	Level 1	Level 2	Level 3	Total

Private holdings	—	—	4,371	4,371
Assets attributable to non-controlling interest	—	13,934	—	13,934
Total recurring fair value measurements	—	13,934	4,371	18,305

The following tables provides a summary of changes in the fair value of level 3 financial assets (in thousands $):
Short-term investments

	Changes in the fair value of Level 3 measurements - Dec. 31, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2025
Share purchase warrants	6	—	—	(6)	—
Total	6	—	—	(6)	—

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Share purchase warrants	2	23	—	(19)	6
Total	2	23	—	(19)	6

32

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Other assets

	Changes in the fair value of Level 3 measurements - Dec. 31, 2025
	Dec. 31, 2024	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2025
Private holdings	4,371	—	—	(60)	4,311
Total	4,371	—	—	(60)	4,311

	Changes in the fair value of Level 3 measurements - Dec. 31, 2024
	Dec. 31, 2023	Purchases and reclassifications	Sales	Net unrealized gains (losses) included in net income	Dec. 31, 2024
Private holdings	4,890	—	—	(519)	4,371
Total	4,890	—	—	(519)	4,371

During the year ended December 31, 2025, the Company transferred public equities of $nil (December 31, 2024 - $nil) from level 2 to level 1 within the fair value hierarchy. For the period ended Dec 31, 2025, the Company transferred $nil (December 31, 2024 - $nil) from level 3 to level 1 within the fair value hierarchy.
The following table presents the valuation techniques used by the Company in measuring fair values:

Type	Valuation technique
Public equities, precious metals and share purchase warrants	Fair values are determined using publicly available prices or pricing models which incorporate all available market-observable inputs.
Co-investments	Fair values are based on the last available net asset value.
Fixed income securities	Fair values are based on independent market data providers or third-party broker quotes.
Private holdings	Fair values based on variety of valuation techniques, including discounted cash flows, comparable recent transactions and other techniques used by market participants.

The Company’s level 3 securities consist of private holdings and share purchase warrants. The significant unobservable inputs used in these valuation techniques can vary considerably over time, and include gray market financing prices, volatility and discount rates. The potential impact of a 5% change in the significant unobservable inputs on profit or loss would be approximately $0.2 million (December 31, 2024 - $0.2 million).
Included in compensation payable and other accrued liabilities are liabilities related to stock-based compensation of $76.2 million (December 31, 2024 - $nil) which are carried at fair value based on the underlying stock price of Sprott Inc. shares.

Financial instruments not carried at fair value
The carrying amounts of fees receivable, other assets, accounts payable and accrued liabilities, other accrued liabilities and compensation payable excluding the above mentioned stock-based compensation payable represent a reasonable approximation of fair value as they are short term in nature.

33

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
13     Related party transactions
The remuneration of directors and other key management personnel of the Company for employment services rendered are as follows (in thousands $):

	For the years ended
	Dec. 31, 2025	Dec. 31, 2024

Fixed salaries and benefits	5,861	4,385
Variable incentive-based compensation	16,256	9,249
Share-based compensation	37,068	9,915
	59,185	23,549
The DSUs for independent directors of the Company vest annually over a three-year period and may only be settled in cash upon retirement. DSUs issued in lieu of directors' fees and dividends vest immediately. There were 13,455 DSUs issued during the year (December 31, 2024 - 10,991).

14     Dividends
The following dividends were declared by the Company during the year ended December 31, 2025:

Record date	Payment date	Cash dividend per share	Total dividend amount (in thousands $)
November 17, 2025 - Regular dividend Q3 2025	December 2, 2025	$0.40	10,315
August 18, 2025 - Regular dividend Q2 2025	September 2, 2025	$0.30	7,740
May 20, 2025 - Regular dividend Q1 2025	June 4, 2025	$0.30	7,740
March 10, 2025 - Regular dividend Q4 2024	March 25, 2025	$0.30	7,744
Dividends declared in 2025 (1)			33,539
(1) Subsequent to year-end, on February 18, 2026, a regular dividend of $0.40 per common share was declared for the quarter ended December 31, 2025. This dividend is payable on March 17, 2026 to shareholders of record at the close of business on March 2, 2026.

34

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
15 Risk management activities
The Company's exposure to market, credit, liquidity and concentration are described below:
Market risk
Market risk refers to the risk that a change in the level of one or more of market prices, interest rates, foreign exchange rates, indices, volatilities, correlations or other market factors, such as liquidity, will result in a change in the fair value of an asset. The Company's financial instruments are classified as FVTPL. Therefore, certain changes in fair value or permanent impairment, if any, affect reported earnings as they occur. The maximum risk resulting from financial instruments is determined by the fair value of the financial instruments. The Company manages market risk through regular monitoring of its investments and co-investments. The Company separates market risk into three categories: price risk, interest rate risk and foreign currency risk.
Price risk
Price risk arises from the possibility that changes in the price of the Company's investments and co-investments will result in changes in carrying value. If the market values of investments and co-investments classified as FVTPL increased or decreased by 5%, with all other variables held constant, this would have resulted in an increase or decrease in net income before tax of approximately $4.1 million for the year (December 31, 2024 - $3.9 million). For more details about the Company's investments and co-investments, refer to Note 3, Note 4 and Note 5.
The Company's revenues are also exposed to price risk since management fees, carried interest and performance fees are all correlated with assets under management, which fluctuates with changes in the market values of the assets in the funds and managed accounts managed by SAM, SRLC, SRSR, SAM US and RCIC.
Interest rate risk
Interest rate risk arises from the possibility that changes in interest rates will adversely affect the value of, or cash flows from, financial assets and liabilities. The Company’s earnings, particularly through its co-investment in private strategies LPs and outstanding balance on the Company's line of credit, if any, are exposed to volatility as a result of sudden changes in interest rates.
As at December 31, 2025, the Company had $5.2 million in short-term government notes (December 31, 2024 -$3.6 million).
Foreign currency risk
The Company enters into transactions that are denominated primarily in U.S. dollars. Foreign currency risk arises from foreign exchange rate movements that could negatively impact the liquidity of the Company in instances where there is a translation from U.S. dollars to a different currency.
The US entities assets are all denominated in U.S. dollars with their translation impact being reported as part of other comprehensive income in the financial statements. Excluding the impact of the US entities, as at December 31, 2025, approximately $62 million (December 31, 2024 - $63.7 million) of total Canadian assets were invested in short-term investments and co-investments priced in U.S. dollars. A total of $81.9 million (December 31, 2024 - $24.5 million) of cash, $31.1 million (December 31, 2024 -$13.2 million) of fees receivable and $9.4 million (December 31, 2024 - $10.3 million) of other assets were denominated in USD. As at December 31, 2025, if the exchange rate between the U.S. dollar and the Canadian dollar increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income before income taxes attributable to the translation of the above mentioned assets would have been approximately $9.2 million for the year (December 31, 2024 - $5.6 million).

35

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Credit risk
Credit risk is the risk that a borrower will not honor its commitments and a loss to the Company may result.
Loans receivable
The Company incurs credit risk indirectly through co-investments made in the private strategies LPs managed by SRLC and SRSR. During the loan origination process, management takes into account a number of factors and is committed to several processes to ensure that this risk is appropriately mitigated. These include:
•emphasis on first priority and/or secured financings;
•the investigation of the creditworthiness of borrowers;
•the employment of qualified and experienced loan professionals;
•a review of the sufficiency of the borrower’s business plans including plans that will enhance the value of the underlying security;
•frequent and documented status updates provided on business plans;
•engagement of qualified independent advisors (e.g. lawyers, engineers and geologists) to protect the Company's interests; and
•legal reviews that are performed to ensure that all due diligence requirements are met prior to funding.
The Company may syndicate loans in certain circumstances if it wishes to reduce its exposure to a borrower or comply with loan exposure maximums. The Company reviews its policies regarding its lending limits on an ongoing basis.
Investments
The Company incurs credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2025 and 2024, the Company's most significant proprietary investments counterparty was Royal Bank of Canada ("RBC") which acts as a custodian for most of the Company's proprietary investments. RBC is registered as an investment dealer subject to regulation by the Canadian Investment Regulatory Organization; and as a result, it is required to maintain minimum levels of regulatory capital at all times.
Other
The majority of fees receivable relate to management, carried interest and performance fees receivable from the funds and managed accounts managed by the Company. Credit risk is managed in this regard by dealing with counterparties that the Company believes to be creditworthy and by actively monitoring credit exposure and the financial health of the counterparties.
The US entities incur credit risk when entering into, settling and financing various proprietary transactions. As at December 31, 2025 and 2024, the US entities' most significant counterparty was RBC Capital Markets, LLC ("RBCCM"), the carrying broker of SGRIL and custodian of the net assets of the funds managed by RCIC and SAM US. RBCCM is registered as a broker-dealer and registered investment advisor subject to regulation by FINRA and the SEC; as a result, it is required to maintain minimum levels of regulatory capital at all times.

36

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
Liquidity risk
Liquidity risk is the risk that the Company cannot meet a demand for cash or fund its obligations as they come due.
The Company's exposure to liquidity risk is minimal as it maintains sufficient levels of liquid assets to meet its obligations as they come due. Additionally, the Company has access to a $75 million committed line of credit with a major Canadian Schedule I bank. As at December 31, 2025, the Company had $123.4 million or 23% (December 31, 2024 - $46.8 million or 12%) of its total assets in cash and cash equivalents. In addition, approximately $36.2 million or 44% (December 31, 2024 - $24 million or 31%) of co-investments and investments held by the Company are readily marketable and are recorded at their fair value.
The Company's exposure to liquidity risk as it relates to its' co-investments in private strategies LPs arises from fluctuations in cash flows from making capital calls and receiving capital distributions. The Company manages its co-investment liquidity risk through the ongoing monitoring of scheduled capital calls and distributions ("match funding") and through its broader treasury risk management program and enterprise capital budgeting. As at December 31, 2025, the Company had $3 million in co-investment commitments from the private strategies segment (December 31, 2024 - $6.7 million). Financial liabilities, including accounts payable and accrued liabilities and compensation payable, are short-term in nature and are generally due within a year. The liability of the cash-settled stock-based compensation fluctuates with movements in the Sprott Inc. share price. As at December 31, 2025, if the Sprott Inc. share price increased or decreased by 5%, with all other variables held constant, the increase or decrease in net income before income taxes attributable to the cash-settled stock-based compensation would have been approximately $3.8 million for the year (December 31, 2024 - $nil ).
The following are the remaining contractual maturities of financial liabilities as at December 31, 2025 (in thousands $):

Contractual obligations	Carrying Amount	Less than 1 year	1-3 years	4-5 years	More than 5 years
Operating accounts payable and other accrued liabilities	12,036	12,036	—	—	—
Compensation payable	26,303	26,303	—	—	—
Stock-based compensation payable	76,234	55,015	21,219	—	—
Lease obligation	11,117	1,487	2,867	2,708	4,055
Total contractual obligations	125,690	94,841	24,086	2,708	4,055
The Company's management team is responsible for reviewing resources to ensure funds are readily available to meet its financial obligations as they come due, as well as ensuring adequate funds exist to support business strategies and operations growth. The Company manages liquidity risk by monitoring cash balances on a daily basis. To meet any liquidity shortfalls, actions taken by the Company could include: drawing on the line of credit; liquidating investments and co-investments and/or issuing common shares.
Concentration risk
The majority of the Company's AUM, as well as its investments and co-investments are focused on the natural resource sector, and in particular, precious metals and critical materials.

37

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
16     Segmented information
For management purposes, the Company is organized into business units based on its products, services and geographical locations and has four reportable segments as follows:
•Exchange listed products (reportable), which provides management services to the Company's closed-end physical trusts and exchange traded funds ("ETFs"), both of which are actively traded on public securities exchanges;
•Managed equities (reportable), which provides management services to the Company's alternative investment strategies managed in-house;
•Private strategies (reportable), which provides lending and streaming activities through limited partnership vehicles;
•Corporate (reportable), which provides capital, balance sheet management and enterprise shared services to the Company's subsidiaries; and
•All other segments (non-reportable), which do not meet the definition of reportable segments per IFRS 8.
Management monitors the operating results of its business units separately for the purpose of making decisions about resource allocation and performance assessment. Segment performance is evaluated based on earnings before interest expense, income taxes, amortization and impairment of intangible assets and goodwill, gains and losses on investments (as if such gains and losses had not occurred), stock-based compensation, severance, new hire accruals and other, foreign exchange (gain) loss, revaluation of contingent considerations, carried interest and performance fees and carried interest and performance fee payouts (adjusted EBITDA).
Adjusted EBITDA is not a measurement in accordance with IFRS and should not be considered as an alternative to net income or any other measure of performance under IFRS.
Transfer pricing between operating segments is performed on an arm's length basis in a manner similar to transactions with third parties.
The following tables present the operations of the Company's segments (in thousands $):
For the year ended December 31, 2025

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	157,827	99,642	27,557	1,648	(1,592)	285,082
Total expenses	58,907	55,448	15,980	62,196	2,193	194,724
Income (loss) before income taxes	98,920	44,194	11,577	(60,548)	(3,785)	90,358
Adjusted EBITDA	116,438	11,230	9,694	(15,717)	(245)	121,400

38

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
For the year ended December 31, 2024

	Exchange listed products	Managed equities	Private strategies	Corporate	Consolidation, elimination and all other segments	Consolidated
Total revenue	112,498	39,204	27,824	(384)	(487)	178,655
Total expenses	33,591	25,556	11,593	35,078	3,831	109,649
Income (loss) before income taxes	78,907	13,648	16,231	(35,462)	(4,318)	69,006
Adjusted EBITDA	81,033	7,363	12,331	(14,098)	(1,466)	85,163

For geographic reporting purposes, transactions are primarily recorded in the location that corresponds with the underlying subsidiary's country of domicile that generates the revenue. The following table presents the revenue of the Company by geographic location (in thousands $):

	For the years ended
	Dec. 31, 2025	Dec. 31, 2024
Canada	222,382	155,240
United States	62,700	23,415
	285,082	178,655

17     Loan facility
As at December 31, 2025, the Company had $nil (December 31, 2024 - $nil) outstanding on its credit facility, which matures on August 8, 2028. As at December 31, 2025, the Company was in compliance with all covenants, terms and conditions under the credit facility.
The Company has access to a credit facility of $75 million with a major Canadian schedule I chartered bank. Amounts under the facility may be borrowed in U.S. dollars through SOFR or base rate loans. Amounts may also be borrowed in Canadian dollars through prime rate loans or CORRA loans.
Key terms under the current credit facility are noted below:
Structure
•5-year, $75 million revolver with "bullet maturity" on August 8, 2028
Interest rate
•SOFR + 2.36%
Covenant terms
•Minimum AUM: $11.7 billion;
•Debt to EBITDA less than or equal to 2.5:1; and
•EBITDA to interest expense more than or equal to 2.5:1

39

SPROTT INC.
Notes to the consolidated financial statements
For the years ended December 31, 2025 and 2024
18     Commitments and contingencies
The Company has commitments to make co-investments in private strategies LPs or commitments to make co-investments in fund strategies in the Company's other segments. As at December 31, 2025, the Company had $3 million in co-investment commitments in private strategies LPs due within one year (December 31, 2024 - $5.2 million) and $nil due after 12 months (December 31, 2024 - $1.5 million).

40